Quaterra Resources Awards Contracts for Environmental Permitting Work for the MacArthur Oxide Copper Project

November 9, 2021, Vancouver, British Columbia - Quaterra Resources Inc. (the "Company") (TSX-V: QTA) (OTCQB: QTRRF) is pleased to announce that it has selected NewFields Companies LLC ("NewFields") to lead environmental permitting efforts for the MacArthur oxide copper project (the "Project"). NewFields is a leading global environmental engineering and construction management firm with expertise in natural resource and development projects, specifically in Nevada.

The Company has also selected EM Strategies (a WestLand Resources Inc. company) to complete the baseline environmental studies for the Project. EM Strategies is a recognized leader in managing these important aspects of development projects throughout the Western United States.

Near term work to be performed by NewFields and EM Strategies includes: development of sustainability initiatives; technical studies for geochemistry and hydrogeology; baseline studies for vegetation, wildlife and cultural resources; and engaging in permitting steps required for the Project.

"We are pleased to be engaging with such high-quality groups to assist the Company with the environmental permitting process for the Project," said Quaterra CEO Travis Naugle. "This work, while exceeding the requirements of the ongoing Prefeasibility Study, is consistent with our core values in ESG and sustainability, and demonstrates our resolve in advancing the MacArthur oxide copper project."

About Quaterra Resources Inc.

Quaterra Resources Inc. is a copper-gold development and exploration company focused on projects with the potential to host large-scale mineral deposits attractive to major mining companies. It is advancing its MacArthur oxide copper project in the historic Yerington Copper District, Nevada. It continues to investigate opportunities to acquire prospects in North America on reasonable terms and the partnerships with which to advance them.

On behalf of the Board of Directors,

Stephen Goodman

President

For more information please contact:

Karen Robertson

Corporate Communications

778-898-0057

Email: info@quaterra.com

Website: www.quaterra.com

Some statements in this news release are forward-looking statements under applicable United States and Canadian laws. These statements are subject to risks and uncertainties which may cause results to differ materially from those expressed in the forward-looking statements. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.